Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

SKYVIEW DEVELOPMENT CORP.

          FIRST:   The name of the Corporation is SKYVIEW DEVELOPMENT CORP.

          SECOND:   Its registered office and place of business in the State of Delaware is to be located at 1201 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801.  The Registered Agent in charge thereof is AGENTS AND CORPORATIONS, INC.

          THIRD:   The nature of the business and purposes to be conducted or promoted by the Corporation are to engage in, carry on and conduct any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

          FOURTH:   The total number of shares of capital stock which the Corporation is authorized to issue is 102,500,000 of which 100,000,000 shares with a par value of $0.00001 each shall be Common Stock and of which 2,500,000 shares with a par value of $0.00001 each shall be Preferred Stock.  The Board of Directors of the Corporation is authorized to the full extent now or hereafter permitted by the laws of the State of Delaware to provide for the issuance from time to time in one or more series of any number of shares of Preferred Stock, and, by filing a certificate pursuant to the Delaware General Corporation Law, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights, and the qualifications, limitations and restrictions of each such series.

          FIFTH:   No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation.

          SIXTH:   The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

          SEVENTH:   The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be, from time to time, designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

          EIGHTH:   In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the By-Laws of the Corporation, provided that any By-Laws made, amended or repealed by the Board of Directors may be amended or repealed, and any By-Laws may be made, by the stockholders of the Corporation.

          NINTH:   Elections of members to the Board of Directors need not be by written ballot unless the By-Laws of the Corporation so provide.

          TENTH:   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

          ELEVENTH:   The name and mailing address of the incorporator is:

David M. Kaye, Esq.
c/o Danzig Kaye Cooper Fiore & Kay, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932

          TWELFTH:   The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time.

          THIRTEENTH:   The Corporation shall, to the fullest extent permitted by Section145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Signed on January 10, 2007	/s/ David M. Kaye

David M. Kaye
Sole Incorporator